From : YaSheng Group
805 Veterans Blvd., Suite 228
Redwood City, CA 94063
Tel-650-363-8345
Fax-650-363-0462
Yasheng@yashenggroup.com

September 28, 2015

Lyn Shenk
Branch Chief
Office of Transportation and Leisure
Division of Corporate Finance
Mail Stop 3561
Securities and Exchange Commission
Washington, D.C. 20549

Re:           Comment letter from SEC dated August 27, 2015
Form 10-K for fiscal year ended
December 31, 2014
Originally filed March 30, 2014
File No. 000-31899

Dear Mr. Shenk:

This letter is in response to your comment letter referenced above.  In this response and all others pertaining to the comments mentioned herein, we (the Company) acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2014

General

1.            Item 9A (T) Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 49

1.
Please amend your filing to conclude on the effectiveness of disclosure controls and procedures as of December 31, 2014. In this regard, we note your disclosed conclusion is as of December 31, 2012. We also note your conclusion at March 31, 2015 as disclosed in the corresponding Form 10-Q that such controls were not effective.

ITEM 9A (T). CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, we conducted an evaluation, under the supervision and with the participation of our management, including Chief Executive Officer and Principal Accounting Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended ("Exchange Act"), to ensure that information required to be disclosed by the company in the reports filed or submitted by us under the Exchange Act is (l) recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, and (2) accumulated and communicated to our management, including our Chief Executive Officer and Principal Accounting Officer, or persons performing similar functions, to allow timely decisions regarding required disclosure.

In our annual report for fiscal year 2011, we concluded our disclosure controls and procedures were not effective because we did not timely file our periodic reports. However, on August 13, 2010 we completed filing our past due periodic reports. What's more, the Company took active actions to remedy its disclosure controls and procedures, including but without limitation, to allocate more management and financial personnel with U.S. GAAP experience and outside financial counsels as well as supporting staff, to maintain and to reinforce our internal controls and procedures. We monitor the disclosure controls and procedures through our internal self-assessment program. As a result, our reports have been filed on a timely basis after we finished filing our past due reports. Based on our evaluation, our Chief Executive Officer and Principal Accounting Officer concluded that as of December 31, 2014, our disclosure controls and procedures were effective.

Management's Annual Report on Internal Control over Financial Reporting.

History

In 2004 GanSu Yasheng Salt Industrial Group established Yasheng Group, a California Corporation, to prepare for a listing on a U.S. public exchange, access international markets, and implement the Company's expansion plans.

On July 16, 2004, the Company entered into an agreement to acquire Nicholas investment Company, and subsequently assumed its reporting requirements under the Exchange Act.

Subsequent to the acquisition and pursuant to Rule 12g-3(a) of the General Rules and Regulations of the Securities and Exchange Commission, we elected to become the successor issuer to Nicholas Investment Company, Inc., for reporting purposes under the Securities and Exchange Act of 1934, and elected to report under the Exchange Act effective July 16, 2004.

Due to a lack of the PCAOB registered auditor, on September 6, 2006, we filed Form 15-12g, required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934.  As of August 13, 2010, our filings have been current.

Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control - Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) pursuant to Item 308(a)(2) of Regulation S-K.

As a Smaller Reporting Company, the Company is exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002 which requires the independent auditor of a public company to issue an attestation report on the Company's internal control over financial reporting and management's assessment of those controls under Section 404(a).

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, do not expect that our internal control over financial reporting will prevent all errors and all frauds. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that at all control issues and instances of fraud, if any, within our Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of control also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

The Hongxin CPA, an independent registered public accounting firm, has audited the consolidated financial statements of our Company for the fiscal year ended December 31, 2014, in accordance with the auditing standards generally accepted in the United States of America and with accounting principles generally accepted in the United States of America.

Changes in Internal Control over Financial Reporting

Since the first quarter of our 2010 fiscal year, we began to implement the remedial measures described above; including but without limitations to: hiring financial professionals and supporting staff in both U.S. and China; intensifying the interaction and cooperation between our U.S. and China offices; launching special employee training sessions with a focus on internal control; enhancing the design and documentation of our internal control policies and procedures to ensure appropriate controls over our financing reporting.  Based on our implementation of the remedial actions described herein, our Chief Executive Officer and Principal Accounting Officer concluded that as of December 31, 2014, our internal controls over financial reporting were effective.

Excepted as described above, there were no changes in our internal control over financial reporting during our fiscal year of 2014 that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

Management’s Annual Report on Internal Control over Financial Reporting

Internal Control over Financial Reporting, Page 50

2.	Please amend your filing to conclude on the effectiveness of your Internal Controls over Financial Reporting as of December 31, 2014. We note your disclosed conclusion is as of December 31, 2012.

Changes in Internal Control over Financial Reporting

Since the first quarter of our 2010 fiscal year, we began to implement the remedial measures described above; including but without limitations to: hiring financial professionals and supporting staff in both U.S. and China; intensifying the interaction and cooperation between our U.S. and China offices; launching special employee training sessions with a focus on internal control; enhancing the design and documentation of our internal control policies and procedures to ensure appropriate controls over our financing reporting. Based on our implementation of the remedial actions described herein, our Chief Executive Officer and Principal Accounting Officer concluded that as of December 31, 2014, our internal controls over financial reporting were effective.

Excepted as described above, there were no changes in our internal control over financial reporting during our fiscal year of 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

3.	Please state whether you applied the 1992 or 2013 COSO framework, pursuant to Item 308(a)(2) of Regulation S-K.

Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control - Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) pursuant to Item 308(a)(2) of Regulation S-K.

As a Smaller Reporting Company, the Company is exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002 which requires the independent auditor of a public company to issue an attestation report on the Company's internal control over financial reporting and management's assessment of those controls under Section 404(a).

Thank you for allowing us to respond and clarify.

Sincerely,

/s/ Dong Ye

Dong Ye
Chief Executive Officer
YaSheng Group